Exhibit 99.1

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

Independent Auditors’ Report

Board of Managers
Diamond Green Diesel Holdings LLC:

Opinion
We have audited the consolidated financial statements of Diamond Green Diesel Holdings LLC and its subsidiary (the Company), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:
•Exercise professional judgment and maintain professional skepticism throughout the audit.

•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ KPMG LLP

San Antonio, Texas
February 7, 2025

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(thousands of dollars)

	December 31,
	2024	2023
ASSETS
Current assets:
Cash	$353,446	$236,794
Receivables, net	311,573	470,033
Receivables – due from related party	154,081	120,148
Inventories	650,475	865,570
Prepaid expenses and other	21,692	184,885
Total current assets	1,491,267	1,877,430
Property, plant, and equipment, at cost	4,556,960	4,333,266
Accumulated depreciation	(688,017)	(494,466)
Property, plant, and equipment, net	3,868,943	3,838,800
Deferred charges and other assets, net	100,307	89,697
Total assets	$5,460,517	$5,805,927
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Current portion of debt and finance lease obligations	$26,832	$275,763
Current portion of debt and finance lease obligations – due to related party	2,977	2,876
Accounts payable	227,468	169,006
Accounts payable – due to related party	51,419	228,644
Taxes other than income taxes	12,573	11,790
Other accrued expenses	28,228	8,478
Total current liabilities	349,497	696,557
Finance lease obligations, less current portion	641,969	668,931
Finance lease obligations, less current portion – due to related party	65,189	68,166
Deferred income tax liabilities	927	752
Other long-term liabilities	16,268	16,244
Commitments
Members’ equity:
Members’ capital	1,460,878	1,280,878
Retained earnings	2,932,037	2,993,515
Accumulated other comprehensive income (loss)	(6,248)	80,884
Total members’ equity	4,386,667	4,355,277
Total liabilities and members’ equity	$5,460,517	$5,805,927

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(thousands of dollars)

	Year Ended December 31,
	2024	2023
Revenues (a)	$5,065,592	$6,990,622
Cost of sales:
Cost of materials and other	5,225,043	6,785,424
Lower of cost or market (LCM) inventory valuation adjustment	175,934	60,871
Operating expenses (excluding depreciation, amortization, and accretion expense reflected below) (b)	352,905	363,377
Depreciation, amortization, and accretion expense	264,992	230,921
Blender’s tax credit	(1,281,705)	(1,236,186)
Total costs of sales	4,737,169	6,204,407
Other operating expenses	61	179
General and administrative expenses – related party	13,464	12,984
Operating income	314,898	773,052
Other income, net	22,114	10,317
Interest and debt expense:
Incurred (c)	(48,271)	(54,494)
Capitalized	9,598	4,637
Interest and debt expense, net	(38,673)	(49,857)
Income before income tax expense	298,339	733,512
Income tax expense	175	752
Net income	$298,164	$732,760

Supplemental information – each income statement line item reflected below includes revenues and expenses provided by related party as follows:
(a) Revenues – related party	$2,656,326	$3,167,349
(b) Operating expenses (excluding depreciation, amortization, and accretion expense) – related party	94,719	96,524
(c) Interest and debt expense incurred – related party	(5,561)	(3,907)

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(thousands of dollars)

	Year Ended December 31,
	2024	2023
Net income	$298,164	$732,760
Net gain (loss) on cash flow hedges	(87,132)	90,536
Comprehensive income	$211,032	$823,296

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY
(thousands of dollars)

	Diamond	Darling	Total
	Alternative	Green	Members’
	Energy, LLC	Energy LLC	Equity
Balance as of December 31, 2022	$1,851,276	$1,857,927	$3,709,203
Net income	366,380	366,380	732,760
Members’ contributions	75,000	75,000	150,000
Cash distributions to members	(163,611)	(163,611)	(327,222)
Other comprehensive income	45,268	45,268	90,536
Balance as of December 31, 2023	2,174,313	2,180,964	4,355,277
Net income	149,082	149,082	298,164
Members’ contributions	90,000	90,000	180,000
Cash distributions to members	(179,821)	(179,821)	(359,642)
Other comprehensive loss	(43,566)	(43,566)	(87,132)
Balance as of December 31, 2024	$2,190,008	$2,196,659	$4,386,667

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of dollars)

	Year Ended December 31,
	2024	2023
Cash flows from operating activities:
Net income	$298,164	$732,760
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization, and accretion expense	264,992	230,921
LCM inventory valuation adjustment	175,934	60,871
Other noncash items	2,104	77
Decrease in receivable, net	71,328	37,608
Increase in receivables – due from related party	(33,933)	(61,334)
(Increase) decrease in inventory	42,143	(329,404)
(Increase) decrease in prepaid expenses and other	163,193	(81,132)
Increase (decrease) in accounts payable	63,809	(102,464)
Increase (decrease) in accounts payable – due to related party	(177,195)	41,683
Increase in taxes other than income taxes	783	4,452
Increase in other accrued expenses and other operating activities, net	17,521	2,711
Net cash provided by operating activities	888,843	536,749
Cash flows from investing activities:
Capital expenditures	(250,163)	(235,126)
Deferred turnaround and catalyst costs	(71,266)	(58,595)
Other investing activities, net	7,482	(3,011)
Net cash used in investing activities	(313,947)	(296,732)
Cash flows from financing activities:
Proceeds from borrowings	310,000	550,000
Proceeds from borrowings – related party	200,000	—
Repayments of debt and finance lease obligations	(585,726)	(455,379)
Repayments of debt and finance lease obligations – related party	(202,876)	(52,595)
Payments of debt issuance costs	—	(1,254)
Members’ contributions	180,000	150,000
Members’ distributions	(359,642)	(327,222)
Net cash used in financing activities	(458,244)	(136,450)
Net increase in cash	116,652	103,567
Cash at beginning of period	236,794	133,227
Cash at end of period	$353,446	$236,794

Supplemental cash flow information:
Cash interest payments	$48,304	$54,076
Capitalized interest	9,598	4,637
Noncash investing activities:
Accrued capital expenditures	30,091	36,012
Accrued turnaround and catalyst expenditures	8,598	3,243
Operating and finance leases – see Note 5

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS DESCRIPTION
Diamond Green Diesel Holdings LLC (DGD Holdings) was formed on January 21, 2011 as a joint venture between Diamond Alternative Energy, LLC, an indirect wholly owned subsidiary of Valero Energy Corporation (Valero), and Darling Green Energy LLC, a subsidiary of Darling Ingredients Inc. (Darling). Diamond Alternative Energy, LLC and Darling Green Energy LLC are collectively referred to herein as the “Members.”

DGD Holdings, through its wholly owned subsidiary Diamond Green Diesel LLC (DGD), operates two renewable diesel plants. The first plant is located next to Valero’s St. Charles Refinery in Norco, Louisiana (the DGD St. Charles Plant), and the second plant is located next to Valero’s Port Arthur Refinery in Port Arthur, Texas (the DGD Port Arthur Plant, and together with the DGD St. Charles Plant, the DGD Plants). The DGD Plants produce renewable diesel, renewable naphtha, and synthetic paraffinic kerosene (SPK). Renewable diesel is a low-carbon liquid transportation fuel that is interchangeable with petroleum-based diesel. Renewable naphtha is used to produce renewable gasoline and renewable plastics. These products are produced from waste and renewable feedstocks using a pretreatment process and an advanced hydroprocessing-isomerization process. SPK is a renewable blending component produced using the Hydrotreated Esters and Fatty Acids (HEFA) process. SPK is also commonly referred to as “neat sustainable aviation fuel (SAF).” Current aviation regulations allow SPK to be blended up to 50 percent with conventional jet fuel to produce SAF for use in an aircraft. This blend is commonly referred to as “SAF” or “blended SAF.” DGD sells these products primarily in the United States (U.S.), Canada, and Europe. DGD Holdings and DGD are collectively referred to herein as the “Company.”

The DGD St. Charles Plant was completed and began operations in June 2013. In October 2021, the Company completed an expansion of the DGD St. Charles Plant that increased its renewable diesel production capacity by approximately 410 million gallons per year, which, at that time, brought the plant’s total renewable diesel production capacity to approximately 700 million gallons per year. This expansion also provided the ability to produce approximately 30 million gallons per year of renewable naphtha.

In November 2022, the Company completed construction of the DGD Port Arthur Plant, which has a production capacity of approximately 470 million gallons of renewable diesel and approximately 20 million gallons of renewable naphtha per year.

Since 2013, the Company’s total renewable diesel and renewable naphtha production capacities increased to approximately 1.2 billion gallons and 50 million gallons, respectively, per year.

In October 2024, the Company completed construction of the SAF project at the DGD Port Arthur Plant. This project provides the Company the optionality to upgrade approximately 50 percent of its current 470 million gallons of renewable diesel annual production capacity at the DGD Port Arthur Plant to neat SAF.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation and Consolidation
These consolidated financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP). Intercompany items and transactions have been eliminated in consolidation.

Subsequent Events
Management has evaluated subsequent events through February 7, 2025, the date these consolidated financial statements were issued. Any material subsequent events that occurred during this time have been properly recognized or disclosed in these consolidated financial statements.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

Receivables
Trade receivables are carried at amortized cost, which is the original invoice amount adjusted for cash collections. The Company maintains an allowance for credit losses, which is adjusted based on the Company’s assessment of its customers’ historical collection experience, known or expected credit risks, and industry and economic conditions. Interest income on outstanding receivables from the Internal Revenue Service (IRS) related to the blender’s tax credit is accrued based on the balance owed by the IRS at the end of the period.

Inventories
The cost of feedstocks (i.e., waste and renewable feedstocks, predominately animal fats, used cooking oils, vegetable oils, and inedible distillers corn oils) and products is determined under the last-in, first-out (LIFO) method using the dollar-value LIFO approach, with any increments valued based on average purchase prices for feedstocks and cost build-up prices for finished products during the year. Inventory is carried at the lower of cost or market. The cost of supplies is determined principally under the weighted-average cost method.

In determining the market value of its inventories, the Company assumes that feedstocks are converted into products, which requires it to make estimates regarding the products expected to be produced from those feedstocks and the conversion costs required to convert those feedstocks into products. The Company also estimates the usual and customary transportation costs required to move the inventory from its plants to the appropriate points of sale. The Company then applies an estimated selling price to its inventories. If the aggregate market value of its LIFO inventories is less than the related aggregate cost, the Company recognizes a loss for the difference in its statements of income.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Property, Plant and Equipment
The cost of property, plant, and equipment (property assets) purchased or constructed, including betterments of property assets, is capitalized. However, the cost of repairs to and normal maintenance of property assets is expensed as incurred. Betterments of property assets are those that extend the useful life, increase the capacity or improve the operating efficiency of the asset, or improve the safety of the Company’s operations. The cost of property assets constructed includes interest and certain overhead costs allocable to the construction activities.

The Company’s operations are highly capital intensive. Each of the DGD Plants comprises a base of property assets, consisting of interconnected, highly integrated and interdependent feedstock processing facilities and supporting infrastructure (Units) and other property assets that support the Company’s business. Improvements consist of the addition of new Units and other property assets and betterments of those Units and assets.

Depreciation of processing facilities is recorded on a straight-line basis over the estimated useful lives of these assets using the composite method of depreciation. The Company maintains a separate composite group of property assets for each of the DGD Plants. The estimated useful lives of the composite groups are 20 years.

Under the composite method of depreciation, the historical cost of a minor property asset (net of salvage value) that is retired or replaced is charged to accumulated depreciation and no gain or loss is recognized. However, a gain or loss is recognized for a major property asset that is retired, replaced, sold, or for an abnormal disposition of a property asset (primarily involuntary conversions). Gains and losses are reflected in “depreciation, amortization, and accretion expense,” unless such amounts are reported separately due to materiality.

Depreciation of the administrative buildings, equipment, and computer hardware is recorded on a straight-line basis over the estimated useful lives of the related assets using the component method of depreciation. Precious metals, which are used as a catalyst in the Units to process feedstock into finished products, are not depreciated, but the cost of precious metals not recovered from the reclamation process is charged to “depreciation, amortization, and accretion expense.”

Leasehold improvements associated with leases between entities under common control are amortized over the economic life of the assets, regardless of the lease term. The Company’s assets are built on land leased from Valero. As a result, all additional improvements placed in service after the initial construction of the DGD Plants are amortized over the economic life of the assets, typically 20 years, and are not limited by the lease term. See Note 6 for balances associated with the Company’s leasehold improvements and Note 12 for additional discussion of the Company’s land leases with Valero. Finance lease right-of-use assets are amortized as discussed below under “Leases.”

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Deferred Charges and Other Assets
“Deferred charges and other assets, net” primarily include the following:

•turnaround costs, which are incurred in connection with planned major maintenance activities, are deferred when incurred and amortized on a straight-line basis over the period of time estimated to lapse until the next turnaround occurs;

•fixed-bed catalyst costs, representing the cost of the catalyst that is changed out at periodic intervals when the quality of the catalyst has deteriorated beyond its prescribed function, are deferred when incurred and amortized on a straight-line basis over the estimated useful life of the specific catalyst;

•licenses acquired, which provide for the amount of feedstock that can be processed at the DGD Plants per calendar year, are capitalized as intangible assets and amortized over their estimated useful lives; and

•operating lease right-of-use assets are amortized as discussed below under “Leases.”

Leases
The Company evaluates if a contract is or contains a lease at inception of the contract. If the Company determines that a contract is or contains a lease, the Company recognizes a right-of-use (ROU) asset and lease liability at the commencement date of the lease based on the present value of lease payments over the lease term. The present value of the lease payments is determined by using the implicit rate when readily determinable. If not readily determinable, the Company uses an incremental borrowing rate based on quoted interest rates obtained from financial institutions. The rate used is for a term similar to the duration of the lease based on information available at the commencement date. Lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise those options.

The Company recognizes ROU assets and lease liabilities for leasing arrangements with terms greater than one year. The Company accounts for lease and nonlease components in a contract as a single lease component for all classes of underlying assets.

Expense for an operating lease is recognized as a single lease cost on a straight-line basis over the lease term and is reflected in the appropriate income statement line item based on the leased asset’s function. Amortization expense of a finance lease ROU asset is recognized on a straight-line basis over the lesser of the useful life of the leased asset or the lease term. However, if the lessor transfers ownership of the finance lease ROU asset to the Company at the end of the lease term, the finance lease ROU asset is amortized over the useful life of the leased asset. Amortization expense is reflected in “depreciation, amortization, and accretion expense.” Interest expense is incurred based on the carrying value of the lease liability and is reflected in “interest and debt expense, net.”

Impairment of Assets
Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. A long-lived asset is not deemed recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If a long-lived asset is not deemed recoverable, an impairment loss is recognized for

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
the amount by which the carrying amount of the long-lived asset exceeds its fair value, with fair value determined based on discounted estimated net cash flows or other appropriate methods.

Asset Retirement Obligations
The Company records a liability, which is referred to as an asset retirement obligation, at fair value for the estimated cost to retire a tangible long-lived asset at the time that the Company incurs that liability, which is generally when the asset is purchased, constructed, or leased. The Company records the liability when there is a legal obligation to incur costs to retire the asset and when a reasonable estimate of the fair value of the liability can be made.

Revenue Recognition
The Company’s revenues are primarily generated from contracts with customers for the sale of products. Revenues are recognized when the Company satisfies its performance obligation to transfer products to its customers, which typically occurs at a point in time upon shipment of the products, and for an amount that reflects the transaction price that is allocated to the performance obligation.

The customer is able to direct the use of, and obtain substantially all of the benefits from, the products at the point of shipment. As a result, the Company considers control to have transferred upon shipment because there is a present right to payment at that time, the customer has legal title to the asset, the Company has transferred physical possession of the asset, and the customer has significant risks and rewards of ownership of the asset.

Contracts with customers state the final terms of the sale, including the description, quantity, and price for goods sold. Payment is typically due in full within three to five days from date of invoice. In the normal course of business, the Company generally does not accept product returns.

The transaction price is the consideration that the Company expects to be entitled to in exchange for its products. The transaction price for substantially all of the contracts is based on commodity market pricing (i.e., variable consideration). As such, this market pricing may be constrained (i.e., not estimable) at the inception of the contract but will be recognized based on the applicable market pricing, which will be known upon transfer of the goods to the customer.

The Company has elected to exclude from the measurement of the transaction price all taxes assessed by government authorities that are both imposed on and concurrent with a specific revenue-producing transaction and collected from a customer (e.g., sales tax and use tax).

Cost of Materials and Other
Cost of materials and other primarily includes the cost of materials that are a component of products sold. These costs include (i) the direct cost of materials (such as animal fats, used cooking oils, vegetable oils, and inedible distillers corn oils) that are a component of products sold; (ii) costs related to the delivery of feedstock supplied; and (iii) gains and losses on commodity derivative instruments.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Operating Expenses
Operating expenses (excluding “depreciation, amortization, and accretion expense”) consist of costs charged to the Company by Valero in accordance with the Operations Agreement for day-to-day operations of the DGD Plants, as further described in Note 12. In addition, operating expenses include chemicals, waste disposal services, maintenance, insurance, operating supplies, and property taxes.

Depreciation, Amortization, and Accretion Expense
“Depreciation, amortization, and accretion expense” associated with the Company’s operations is separately presented in the statements of income as a component of cost of sales.

Blender’s Tax Credit
Biodiesel blenders registered with the IRS are eligible for a tax incentive in the amount of $1.00 per gallon of renewable diesel blended with petroleum diesel to produce a mixture containing at least 0.1 percent diesel fuel. Only blenders that produced and sold or used the qualified biodiesel mixture as a fuel in their trade or business are eligible for the tax credit. As a blender, the Company recognized a benefit of $1.3 billion and $1.2 billion during the years ended December 31, 2024 and 2023, respectively. The blender’s tax credit was approved by Congress through December 31, 2024.

Other Operating Expenses
Other operating expenses include costs, if any, incurred that are not associated with cost of sales.

General and Administrative Expenses
General and administrative expenses consist primarily of fees for administrative services provided by Valero.

Income Taxes
The Company is a limited liability corporation and is not a taxpaying entity for U.S. federal or Louisiana state income tax purposes. Accordingly, no provision for U.S. federal or Louisiana state income taxes is made in these consolidated financial statements. Income from the Company is taxable to the Members in their individual U.S. federal and Louisiana state tax returns.

The Company is a taxable entity in the state of Texas and is subject to the Texas state franchise tax due to the operations of the DGD Port Arthur Plant. The Texas state franchise tax is applicable to an entity’s gross margin, based on apportionment of activities between states, and is accounted for as an income tax.

Deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred amounts are measured using enacted tax rates expected to apply to taxable income in the year those temporary differences are expected to be settled.

Derivatives and Hedging
All derivative instruments, not designated as normal purchases or sales, are recognized in the balance sheets as either assets or liabilities measured at their fair values with changes in fair value recognized currently in income or in other comprehensive income as appropriate. Cash flow hedges and economic hedges are used to manage commodity price risk. The cash flow effects of the derivative instruments are reflected in operating activities in the statements of cash flows. See Note 15 for additional discussion.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Concentration Risk
During the year ended December 31, 2024, the Company sold a majority of its products to three major customers, including Valero, which accounted for 54 percent of the Company’s sales. The other two third-party customers accounted for 13 percent and 11 percent of sales. During the year ended December 31, 2023, the Company sold 46 percent of its products to Valero and 15 percent and 13 percent to two third-party customers.

The Company purchased 21 percent and 22 percent of its raw materials from Darling during the years ended December 31, 2024 and 2023, respectively. The Company purchased 11 percent from a third-party supplier during the year ended December 31, 2024.

See Note 12 for additional discussion of the Company’s contracts with Valero and Darling.

3. RECEIVABLES

Receivables consisted of the following (in thousands):

	December 31,
	2024	2023
Receivables from contracts with customers	$175,161	$216,680
Blender’s tax credit receivable	268,067	295,839
Commodity derivative contract receivables (see Note 14)	10,700	50,034
Other receivables	11,751	27,653
Receivables before allowance for credit losses	465,679	590,206
Allowance for credit losses	(25)	(25)
Receivables after allowance for credit losses	465,654	590,181
Less receivables - due from related party	154,081	120,148
Receivables, net	$311,573	$470,033

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
4. INVENTORIES

Inventories consisted of the following (in thousands):

	December 31,
	2024	2023
Feedstocks	$552,114	$608,499
Finished products	319,856	304,955
Supplies	15,310	12,987
Inventories, before LCM inventory valuation reserve	887,280	926,441
LCM inventory valuation reserve	(236,805)	(60,871)
Inventories	$650,475	$865,570
The market values of the feedstocks and finished products inventories fell below their historical LIFO inventory carrying amounts, and as a result, the Company recorded LCM inventory valuation reserves of $236.8 million and $60.9 million as of December 31, 2024 and 2023, respectively, in order to state the inventories at market.

5. LEASES

General
The Company has entered into leasing arrangements for the right to use various classes of underlying assets as follows:

•Pipelines, Terminals, and Tanks includes facilities and equipment used in the storage, transportation, and production of feedstock and sale of inventories;

•Real Estate includes land and rights-of-way associated with the DGD Plants;

•Feedstock Processing Equipment includes machinery, equipment, and various facilities used in plant operations; and

•Marine Transportation includes short-term time charters for coastal vessels.

In addition to fixed lease payments, some arrangements contain provisions for variable lease payments. Certain leases for pipelines, terminals, and tanks provide for variable lease payments based on, among other things, throughput volumes in excess of a base amount. Additionally, if the rental increases are not scheduled in the lease, such as an increase based on subsequent changes in the index or rate, those rents are considered variable lease payments. In all instances, variable lease payments are recognized in the period in which the obligation for those payments is incurred.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Lease Costs and Other Supplemental Information
The Company’s total lease cost comprises costs that are included in the statements of income, as well as costs capitalized as part of an item of property, plant, and equipment or inventory. Total lease cost was as follows (in thousands):

	Pipelines,		Feedstock
	Terminals,		Processing	Marine
	and Tanks	Real Estate	Equipment	Transportation	Total
Year ended December 31, 2024
Finance lease cost:
Amortization of ROU assets	$40,716	$3,482	$190	$—	$44,388
Interest on lease liabilities	36,661	2,155	16	—	38,832
Operating lease cost	—	1,373	103	—	1,476
Variable lease cost	14,237	2	7	—	14,246
Short-term lease cost	11,021	—	2,350	5,324	18,695
Total lease cost	$102,635	$7,012	$2,666	$5,324	$117,637

Year ended December 31, 2023
Finance lease cost:
Amortization of ROU assets	$40,875	$3,878	$371	$—	$45,124
Interest on lease liabilities	39,204	2,483	28	—	41,715
Operating lease cost	—	1,329	88	—	1,417
Variable lease cost	9,470	(54)	(58)	—	9,358
Short-term lease cost	1,055	—	3,611	—	4,666
Total lease cost	$90,604	$7,636	$4,040	$—	$102,280

	Related Party	Third Party	Total
Year ended December 31, 2024
Finance lease cost:
Amortization of ROU assets	$3,705	$40,683	$44,388
Interest on lease liabilities	2,432	36,400	38,832
Operating lease cost	1,354	122	1,476
Variable lease cost	—	14,246	14,246
Short-term lease cost	—	18,695	18,695
Total lease cost	$7,491	$110,146	$117,637

Year ended December 31, 2023
Finance lease cost:
Amortization of ROU assets	$4,101	$41,023	$45,124
Interest on lease liabilities	2,767	38,948	41,715
Operating lease cost	1,309	108	1,417
Variable lease cost	(55)	9,413	9,358
Short-term lease cost	5	4,661	4,666
Total lease cost	$8,127	$94,153	$102,280

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The following table presents additional information related to the Company’s operating and finance leases (in thousands, except for lease terms and discount rates):

	December 31, 2024		December 31, 2023
	Operating	Finance	Operating	Finance
	Leases	Leases	Leases	Leases
Supplemental balance sheet information
ROU assets, net reflected in the following balance sheet line items:
Property, plant, and equipment, net	$—	$724,714	$—	$769,268
Deferred charges and other assets, net	14,815	—	15,081	—
Total ROU assets, net	$14,815	$724,714	$15,081	$769,268

Current lease liabilities reflected in the following balance sheet line items:
Current portion of debt and finance lease obligations	$—	$26,832	$—	$25,763
Current portion of debt and finance lease obligations – due to related party	—	2,977	—	2,876
Other accrued expenses	647	—	720	—
Noncurrent lease liabilities reflected in the following balance sheet line items:
Finance lease obligations, less current portion	—	641,969	—	668,931
Finance lease obligations, less current portion – due to related party	—	65,189	—	68,166
Other long-term liabilities	14,699	—	14,764	—
Total lease liabilities	$15,346	$736,967	$15,484	$765,736

Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows	$1,348	$38,832	$1,372	$41,715
Investing cash flows	—	—	—	27
Financing cash flows	—	28,602	—	57,974
Changes in lease balances resulting from new and modified leases	567	(150)	(384)	(18,139)

Other supplemental information
Weighted-average remaining lease term	16.5 years	17.5 years	17.3 years	18.4 years
Weighted-average discount rate	4.3%	5.5%	4.0%	5.5%

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Maturity Analysis
As of December 31, 2024, the remaining minimum lease payments due under the Company’s long-term leases were as follows (in thousands):

	Operating Leases			Finance Leases
	Related	Third		Related	Third
	Party	Party	Total	Party	Party	Total
2025	$1,184	$78	$1,262	$5,308	$62,000	$67,308
2026	1,142	20	1,162	5,308	60,293	65,601
2027	1,159	20	1,179	5,308	58,504	63,812
2028	1,177	20	1,197	5,308	58,504	63,812
2029	1,194	20	1,214	5,308	58,504	63,812
Thereafter	15,352	40	15,392	64,086	740,978	805,064
Total undiscounted lease payments	21,208	198	21,406	90,626	1,038,783	1,129,409
Less: Amount associated with discounting	6,042	18	6,060	22,460	369,982	392,442
Total lease liabilities	$15,166	$180	$15,346	$68,166	$668,801	$736,967

6. PROPERTY, PLANT AND EQUIPMENT

Major classes of property, plant, and equipment, including assets held under finance leases, consisted of the following (in thousands):

	December 31,
	2024	2023
Processing units	$3,506,391	$3,144,872
Finance lease ROU assets (see Note 5)	844,292	845,024
Administrative buildings	108,255	106,674
Precious metals	46,196	39,677
Capital spares	13,077	10,037
Computer hardware and software	5,119	4,977
Other	7,779	5,760
Asset retirement obligations	1,336	1,299
Construction in progress	24,515	174,946
Property, plant, and equipment, at cost	4,556,960	4,333,266
Accumulated depreciation	(688,017)	(494,466)
Property, plant, and equipment, net	$3,868,943	$3,838,800

Depreciation expense for the years ended December 31, 2024 and 2023 was $200.9 million and $193.4 million, respectively. In 2024, the DGD St. Charles Plant received a rebate of $12.4 million under the Louisiana Quality Jobs Program, which provides cash incentives to companies that create well-paid jobs and promote economic development in the state of Louisiana. The rebate was primarily related to the expansion of the DGD St. Charles Plant in 2021 and was recorded as a reduction of capitalized property,

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
plant, and equipment. Valero entered into a contract with the state of Louisiana for participation in the program and transfers any cash rebates received on DGD’s behalf to the Company.

7. DEFERRED CHARGES AND OTHER ASSETS

“Deferred charges and other assets, net” consisted of the following (in thousands):

	December 31,
	2024	2023
Deferred turnaround and catalyst costs, net	$57,765	$46,168
Intangible asset, net	25,539	26,774
Operating lease ROU assets, net (see Note 5)	14,815	15,081
Other	2,188	1,674
Deferred charges and other assets, net	$100,307	$89,697

Amortization expense for deferred turnaround and catalyst costs and intangible assets was $66.4 million and $40.3 million for the years ended December 31, 2024 and 2023, respectively.

8. OTHER ACCRUED EXPENSES

Other accrued expenses consisted of the following (in thousands):

	December 31,
	2024	2023
Refund payable to customer	$24,397	$—
Current operating lease liabilities (see Note 5)	647	720
Other	3,184	7,758
Other accrued expenses	$28,228	$8,478

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
9. DEBT AND FINANCE LEASE OBLIGATIONS

Debt, at stated values, and finance lease obligations consisted of the following (in thousands):

	Final	December 31,
	Maturity	2024	2023
Revolver	2026	$—	$250,000
Loan Agreement – due to related party	2026	—	—
Total debt		—	250,000
Finance lease obligations (see Note5)		668,801	694,694
Finance lease obligations (see Note 5) – due to related party		68,166	71,042
Total debt and fiance lease obligations		736,967	1,015,736
Less:
Current portion		26,832	275,763
Current portion – due to related party		2,977	2,876
Debt and finance lease obligations, less current portion		$707,158	$737,097

Revolver
The Company has a $400.0 million unsecured revolving credit facility (the Revolver) with a syndicate of financial institutions that matures in June 2026. The Company has the option to increase the aggregate commitments under the Revolver to $550.0 million, subject to certain restrictions. The Revolver also provides for the issuance of letters of credit of up to $150.0 million.

Outstanding borrowings under the Revolver generally bear interest, at the Company’s option, at (i) an alternate base rate, (ii) an adjusted term secured overnight financing rate (SOFR), or (iii) an adjusted daily simple SOFR as allowed under the terms of the agreement for the applicable interest period in effect from time to time, plus the applicable margins. There were no outstanding borrowings under the Revolver as of December 31, 2024. As of December 31, 2023, the variable interest rate was 7.201 percent. The Revolver also requires payments for customary fees, including unused commitment fees, letter of credit fees, and administrative agent fees.

On January 27, 2025, the Company borrowed $50.0 million under the Revolver. As of the borrowing date, the variable interest rate on the Revolver was 6.161 percent.

Loan Agreement
The Company has an unsecured revolving loan agreement with the Members with a maturity date of June 2026. Under this agreement, each Member has committed $100.0 million, resulting in aggregate commitments of $200.0 million.

Outstanding borrowings under the Loan Agreement bear interest at a term SOFR for the applicable interest period in effect from time to time plus the applicable margin. Principal and accrued interest are due one month after each borrowing unless the Company provides at least two days prior written notice of its election to extend repayment to the next month.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Summary of Credit Facilities
The Company had outstanding borrowings, letters of credit issued, and availability under the credit facilities as follows (in thousands):

			December 31, 2024
	Facility Amount	Maturity Date	Outstanding Borrowings	Letters of Credit Issued (a)	Availability
Committed facilities:
Revolver	$400,000	June 2026	$—	$14,396	$385,604
Loan Agreement	200,000	June 2026	—	—	200,000
__________________
(a) Letters of credit issued as of December 31, 2024 expire at various times in 2025.

Activity under the Company’s credit facilities was as follows (in thousands):

	Year Ended December 31,
	2024	2023
Borrowings:
Revolver	$310,000	$550,000
Loan Agreement	200,000	—
Repayments:
Revolver	(560,000)	(400,000)
Loan Agreement	(200,000)	(50,000)

10. MEMBERS’ CONTRIBUTIONS AND DISTRIBUTIONS

Pursuant to the Diamond Green Diesel Holdings LLC Amended and Restated Limited Liability Company Agreement, contributions are made based on the percentage of units held by each Member. Each Member holds 7,304,386 units, and therefore, owns a 50 percent ownership interest in DGD Holdings. Each Member receives one vote per unit. Net income or loss of the Company for a fiscal year is allocated between the Members based on the proportionate share of the Members’ ownership interests.

During the year ended December 31, 2024, each Member made cash contributions of $90.0 million to the Company, for a total of $180.0 million. During the year ended December 31, 2023, each Member made cash contributions of $75.0 million to the Company, for a total of $150.0 million.

The Company distributed $359.6 million and $327.2 million to the Members during the years ended December 31, 2024 and 2023, respectively.

In January 2025, the Company distributed $174.7 million to the Members.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
11. INCOME TAXES

For the years ended December 31, 2024 and 2023, the Company had tax losses and did not record a current benefit for state income taxes. In 2024 and 2023, deferred taxes were recorded as a result of operations in Texas.

Income Statement Components
Income tax expense for the years ended December 31, 2024 and 2023 consisted entirely of state deferred income tax expense of $0.2 million and $0.8 million, respectively.

Deferred Income Tax Assets and Liabilities
The Company has not recorded deferred income tax assets, as tax losses cannot be carried forward under the Texas state franchise tax law. The tax effects of significant temporary differences representing state deferred income tax liabilities were comprised primarily of property, plant, and equipment.

Other Disclosures
As of December 31, 2024 and 2023, the Company had no liability reported for unrecognized tax benefits.

12. RELATED PARTY AGREEMENTS AND TRANSACTIONS

Overview
The Company does not have any employees. It has entered into agreements with its Members, primarily Valero, to provide day-to-day operations, management, and administrative functions. These related party transactions cannot be presumed to be carried out on an arm’s length basis as the requisite conditions of competitive, free-market dealings may not exist. The following is a description of various agreements between the Company and its Members.

Loan Agreement
In 2023, the Company entered into a $200.0 million revolving loan agreement with the Members. As of December 31, 2024 and 2023, there were no borrowings under this agreement. See Note 9 for further discussion.

Raw Material Supply Agreement
Under the Raw Material Supply Agreement, Darling is obligated to offer to the Company a portion of its feedstock requirements at market pricing. However, the Company is not obligated to purchase all or any part of its feedstock from Darling and will pursue the most optimal feedstock supply available. The agreement expires on June 30, 2033 and will automatically renew for successive periods of five years each on an evergreen basis, unless terminated by one of the parties. For the years ended December 31, 2024 and 2023, the Company purchased $981.5 million and $1.4 billion, respectively, of raw materials from Darling.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Agreements with Valero
Lease Agreements
The Company has lease agreements with Valero as follows:

•The Company has two operating lease agreements with Valero for the land on which the DGD St. Charles Plant and the DGD Port Arthur Plant are located. The leases expire on December 31, 2041 and January 31, 2041, respectively, and include four optional renewal periods of five years each.

•The Company has a finance lease agreement with Valero for the use of rail loading facilities and related land at the DGD St. Charles Plant. The lease expires on December 31, 2041 and includes four optional renewable periods of five years each.

See Note 5 for the lease cost and maturity analyses related to the Company’s leases with Valero.
Service Agreements
The Company has three service agreements with Valero. The agreements expire on December 31, 2042 and will automatically renew for successive periods of five years each on an evergreen basis, unless terminated by one of the parties. Below is a description of the agreements.
Operations Agreement
Pursuant to the Operations Agreement, Valero operates the DGD Plants and performs certain day-to-day operations and management functions for the Company as an independent contractor. Valero charges for all dedicated personnel costs and certain other expenses on a reimbursable basis and for other routine and non-routine services in accordance with the contractual billing rates, which are adjusted for inflation annually on January 1. The Company recorded $61.1 million and $60.2 million of operating expenses charged under the Operations Agreement for the years ended December 31, 2024 and 2023, respectively.

Product Offtake Agreement
Under the Product Offtake Agreement, Valero is required to purchase certain light ends recovered from byproduct streams produced at the DGD Plants. For the years ended December 31, 2024 and 2023, the Company sold $30.7 million and $40.9 million, respectively, of recovered light ends liquid to Valero, which is recorded in revenues.

Services and Utilities Supply Agreement
Under the Services and Utilities Supply Agreement, Valero provides the Company with hydrogen, water, steam, natural gas, power, and certain industrial gases which are produced or otherwise available at Valero’s St. Charles Refinery and Valero’s Port Arthur Refinery, and certain services, such as water treatment and terminaling services that are needed for the operation of the DGD Plants. Prices charged by Valero are at prevailing market rates. The Company supplies Valero with fuel gas and steam produced at the DGD Plants and charges Valero at prevailing market rates. For the years ended December 31, 2024 and 2023, the Company’s net purchases of industrial gases and other services from Valero were $157.0 million and $177.1 million, respectively.

The agreement allows these charges to be netted each month with a net receivable from or payable to Valero each period, which is settled 15 days after receipt of the invoice.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Other Transactions
The Company has entered into contracts with Valero to sell renewable diesel and neat SAF to Valero in varying amounts through 2026 and 2027, respectively. For the year ended December 31, 2024, the Company sold $2.6 billion and $47.3 million of renewable diesel and neat SAF, respectively, to Valero. For the year ended December 31, 2023, the Company sold $3.1 billion of renewable diesel to Valero. These sales are recorded in revenues.

In addition, for the years ended December 31, 2024 and 2023, the Company purchased $192.6 million and $200.6 million of feedstock from Valero, respectively.

13. REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of Revenue
Revenue is presented in the table below disaggregated by product because this is the level of disaggregation that management has determined to be beneficial to users of the financial statements.

Receivables from Contracts with Customers
The Company’s receivables from contracts with customers are included in receivables and “receivables – due from related party” and totaled $175.2 million and $216.7 million as of December 31, 2024 and 2023, respectively.

Remaining Performance Obligations
The majority of the Company’s contracts with customers are term contracts. The Company does not disclose remaining performance obligations for contracts that have terms of one year or less. The transaction price for the remaining term contracts includes a fixed component and variable consideration (i.e., a commodity price), both of which are allocated entirely to a wholly unsatisfied promise to transfer a distinct good that forms part of a single performance obligation. The fixed component is not material and the variable consideration is highly susceptible to commodity market volatility that is outside the Company’s influence. Therefore, as of December 31, 2024, the Company has not disclosed the aggregate amount of the transaction price allocated to the Company’s remaining performance obligations.

The following table provides a disaggregation of revenues by product (in thousands):

	Year Ended December 31,
	2024	2023
Renewable diesel	$4,888,005	$6,785,251
Renewable naphtha	93,603	158,387
Neat SAF	47,307	—
Recovered light ends liquid	30,713	40,899
Fuel gas	5,964	6,085
Total revenues	$5,065,592	$6,990,622

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
14. FAIR VALUE MEASUREMENTS

General
GAAP requires or permits certain assets and liabilities to be measured at fair value on a recurring or nonrecurring basis in the Company’s balance sheets, and those assets and liabilities are presented below under “Recurring Fair Value Measurements.” Assets and liabilities measured at fair value on a recurring basis, such as derivative financial instruments, are measured at fair value at the end of each reporting period.

GAAP also requires the disclosure of the fair values of financial instruments when an option to elect fair value accounting has been provided, but such election has not been made. A debt obligation is an example of such a financial instrument. The disclosure of the fair values of financial instruments not recognized at fair value in the balance sheets is presented below under “Financial Instruments.”

GAAP provides a framework for measuring fair value and establishes a three-level fair value hierarchy that prioritizes inputs to valuation techniques based on the degree to which objective prices in external active markets are available to measure fair value. The following is a description of each of the levels of the fair value hierarchy.

•Level 1 - Observable inputs, such as unadjusted quoted prices in active markets for identical assets or liabilities.

•Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•Level 3 - Unobservable inputs for the asset or liability. Unobservable inputs reflect the Company’s own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include occasional market quotes or sales of similar instruments or the Company’s own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant judgment.

Recurring Fair Value Measurements
The following tables present information (in thousands) about the Company’s assets and liabilities recognized at their fair values in the balance sheets categorized according to the fair value hierarchy of the inputs utilized by the Company to determine the fair values as of December 31, 2024 and 2023.

The Company has elected to offset the fair value amounts recognized for multiple similar derivative contracts executed with the same counterparty, including any related cash collateral assets or obligations as shown below; however, fair value amounts by hierarchy level are presented in the following tables on a gross basis. The Company does not have any derivative contracts that are subject to master netting arrangements that are reflected gross in the balance sheets.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	December 31, 2024
	Fair Value Hierarchy			Total Gross Fair Value	Effect of Counter-party Netting	Effect of Cash Collateral Netting	Net Carrying Value on Balance Sheet	Cash Collateral Paid or Received Not Offset
	Level 1	Level 2	Level 3
Assets
Commodity derivative contracts	$43,952	$—	$—	$43,952	$(43,952)	$—	$—	$—
Liabilities
Commodity derivative contracts	$53,558	$—	$—	$53,558	$(43,952)	$(9,606)	$—	$(10,700)

	December 31, 2023
	Fair Value Hierarchy			Total Gross Fair Value	Effect of Counter-party Netting	Effect of Cash Collateral Netting	Net Carrying Value on Balance Sheet	Cash Collateral Paid or Received Not Offset
	Level 1	Level 2	Level 3
Assets
Commodity derivative contracts	$325,466	$—	$—	$325,466	$(216,751)	$(58,681)	$50,034	$—
Liabilities
Commodity derivative contracts	$216,751	$—	$—	$216,751	$(216,751)	$—	$—	$—

Commodity derivative contracts consist primarily of exchange-traded futures, which are used to reduce the impact of price volatility on the Company’s results of operations and cash flows as discussed in Note 15. These contracts are measured at fair value using the market approach based on quoted prices from the commodity exchange and are categorized in Level 1 of the fair value hierarchy.

Financial Instruments
The Company’s financial instruments include cash, receivables, payables, debt obligations, operating and finance lease obligations, and commodity derivative contracts. The estimated fair values of cash, receivables, payables, and operating and finance lease obligations approximate their carrying amounts; the carrying value and fair value of debt is shown in the table below (in thousands):

		December 31, 2024		December 31, 2023
	Fair Value Hierarchy	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial liabilities:
Debt (excluding finance lease obligations)	Level 2	$—	$—	$250,000	$250,000

Commodity derivative contracts are recognized at their fair values as shown in “Recurring Fair Value Measurements” above.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
15. PRICE RISK MANAGEMENT ACTIVITIES

General
The Company is exposed to market risks related to the volatility in the price of commodities and enters into derivative instruments to manage some of these risks. This includes derivative instruments related to the various commodities the Company purchases or produces, as described below under “Risk Management Activities.” These derivative instruments are recorded as either assets or liabilities measured at their fair values (see Note 14), as summarized below under “Fair Values of Derivative Instruments.” The effect of these derivative instruments on income and other comprehensive income is summarized below under “Effect of Derivative Instruments on Income and Other Comprehensive Income.”

Risk Management Activities
The Company is exposed to market risks related to the volatility in the price of feedstocks and products it produces. To reduce the impact of price volatility on the Company’s results of operations and cash flows, the Company uses commodity derivative instruments, such as futures and options. The Company’s positions in commodity derivative instruments are monitored and managed on a daily basis by the risk control group to ensure compliance with the Company’s stated risk management policy.

The Company uses commodity derivative instruments as cash flow hedges and economic hedges. The objectives for entering into each type of hedge is described below.

•Cash flow hedges – The objective of the Company’s cash flow hedges is to lock in the price of forecasted product sales at existing market prices that the Company deems favorable.

•Economic hedges – The Company’s objectives for holding economic hedges are to (i) manage price volatility in certain feedstock and product inventories and (ii) lock in the price of forecasted feedstock purchases and/or product sales, including the low carbon premium, at existing market prices that the Company deems favorable.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024, the Company had the following outstanding commodity derivative instruments that were used as cash flow hedges and economic hedges, which mature in 2025. The information presents the notional volume of outstanding contracts by type of instrument (volumes in thousands of barrels, except low carbon credit contracts that are presented in thousands of credits).

Notional Contract
Volumes
Derivatives designated as cash flow hedges:
Renewable products:
Futures - long	180
Futures - short	1,780

Derivatives designated as economic hedges:
Renewable products:
Futures - long	3,249
Futures - short	3,286

Fair Values of Derivative Instruments
The following table provides information about the fair values of the Company’s derivative instruments as of December 31, 2024 and 2023 (in thousands) and the line items in the balance sheets in which the fair values are reflected. See Note 14 for additional information related to the fair values of the Company’s derivative instruments.

As indicated in Note 14, the Company nets fair value amounts recognized for multiple similar derivative contracts executed with the same counterparty under master netting arrangements, including cash collateral assets and obligations. The following table, however, is presented on a gross asset and gross liability basis, which results in the reflection of certain assets in liability accounts and certain liabilities in asset accounts:

		December 31, 2024		December 31, 2023
	Balance Sheet Location	Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Derivatives designated as hedging instruments:
Commodity contracts	Receivables, net	$11,972	$13,072	$141,119	$34,376
Derivatives not designated as hedging instruments:
Commodity contracts	Receivables, net	$31,980	$40,486	$184,347	$182,375

Market Risk
The Company’s price risk management activities involve the receipt or payment of fixed price commitments into the future. These transactions give rise to market risk, which is the risk that future changes in market conditions may make an instrument less valuable. The Company closely monitors and manages its exposure to market risk on a daily basis in accordance with its policies. Market risks are monitored by the Company’s risk control group to ensure compliance with the stated risk management policy. The Company does not require any collateral or other security to support derivative instruments

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
into which the Company enters. The Company also does not have any derivative instruments that require it to maintain a minimum investment-grade credit rating.

Effect of Derivative Instruments on Income and Other Comprehensive Income
The following table provides information about the gain (loss) recognized in income and other comprehensive income due to fair value adjustments of the Company’s cash flow hedges (in thousands):

Derivatives in Cash Flow Hedging Relationships	Location of Gain (Loss) Recognized in Income on Derivatives
		Year Ended December 31,
		2024	2023
Commodity contracts:
Gain recognized in other comprehensive income	n/a	$30,051	$82,288
Gain (loss) reclassified from accumulated other comprehensive income (loss) into income	Revenues	117,183	(8,248)
For cash flow hedges, no component of any derivative instrument’s gain or loss was excluded from the assessment of hedge effectiveness for the years ended December 31, 2024 or 2023. The cash flow hedges primarily related to forecasted sales of renewable diesel, with $6.2 million of cumulative losses and $80.9 million of cumulative gains on cash flow hedges remaining in accumulated other comprehensive income (loss) as of December 31, 2024 and 2023, respectively. The Company estimates that this deferred loss as of December 31, 2024 will be reclassified into income over the next two months as a result of hedged transactions that are forecasted to occur. For the years ended December 31, 2024 and 2023, there were no amounts reclassified from accumulated other comprehensive income (loss) into income as a result of the discontinuance of cash flow hedge accounting.

The following table provides information about the gain (loss) recognized in income on the Company’s derivative instruments with respect to the economic hedges and the line items in the statements of income in which such gains (losses) are reflected (in thousands):

Designated Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivatives	Year Ended December 31,
		2024	2023
Commodity contracts	Revenues	$(369)	$—
Commodity contracts	Cost of materials and other	(9,730)	4,981